                       NORTHWESTERN MINERAL VENTURES INC.

            CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

I  PURPOSE

The Audit Committee (the "COMMITTEE") is appointed by the Board of Directors
(the "BOARD") of Northwestern Mineral Ventures Inc. (the "CORPORATION") to
assist the Board in fulfilling its oversight responsibilities relating to financial accounting and reporting process and internal controls for the
Corporation. The Committee's primary duties and responsibilities are to:

         o        conduct such reviews and discussions with management and the external auditors relating to the audit and financial
                  reporting as are deemed appropriate by the Committee;

         o        assess the integrity of internal controls and financial
                  reporting procedures of the Corporation and ensure
                  implementation of such controls and procedures;

         o        ensure that there is an appropriate standard of corporate
                  conduct including, if necessary, adopting a corporate code of ethics for senior financial personnel;

         o        review the quarterly and annual financial statements and
                  management's discussion and analysis of the Corporation's
                  financial position and operating results and report thereon to the Board for approval of same;

         o        select and monitor the independence and performance of the
                  Corporation's external auditors, including attending at
                  private meetings with the external auditors and reviewing and approving all renewals or dismissals of the external auditors and their remuneration; and

         o        provide oversight to related party transactions entered into by the Corporation.

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the external auditors as well as any officer of the Corporation, or outside counsel for the Corporation, to attend a meeting of the Committee or to meet with any members of, or advisors to, the
Committee. The Committee shall have unrestricted access to the books and records of the Corporation and has the authority to retain, at the expense of the
Corporation, special legal, accounting, or other consultants or experts to assist in the performance of the Committee's duties.

The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

In fulfilling its responsibilities, the Committee will carry out the specific duties set out in Part IV of this Charter.

II  AUTHORITY OF THE AUDIT COMMITTEE

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The Committee shall have the authority to:

(a) engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b) set and pay the compensation for advisors employed by the Committee; and

(c) communicate directly with the internal and external auditors.

III      COMPOSITION AND MEETINGS

1.       The Committee and its membership shall meet all applicable legal, regulatory and listing requirements, including, without limitation, those of the Ontario Securities Commission ("OSC"), the TSX Venture
         Exchange, the Business Corporations Act (Ontario) and all applicable securities regulatory authorities.

2.       The Committee shall be composed of three or more directors as shall be designated by the Board from time to time. The members of the Committee shall appoint from among themselves a member who shall serve as Chair.

3.       Each member of the Committee shall be "independent" and shall be
         "financially literate" (as each such term is defined in Multilateral
         Instrument 52-110).

4.       The Committee shall meet at least quarterly, at the discretion of the
         Chair or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirements. A minimum of two and at least 50% of the members of the Committee present either in person or by telephone shall constitute a quorum.

5.       If within one hour of the time appointed for a meeting of the
         Committee, a quorum is not present, the meeting shall stand adjourned to the same hour on the next business day following the date of such meeting at the same place. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place. If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present.

6.       If and whenever a vacancy shall exist, the remaining members of the
         Committee may exercise all of its powers and responsibilities so long as a quorum remains in office.

7.       The time and place at which meetings of the Committee shall be held, and procedures at such meetings, shall be determined from time to time by the Committee. A meeting of the Committee may be called by letter, telephone, facsimile, email or other communication equipment, by giving at least 48 hours notice, provided that no notice of a meeting shall be necessary if all of the members are present either in person or by means of conference telephone or if those absent have waived notice or otherwise signified their consent to the holding of such meeting.

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8.       Any member of the Committee may participate in the meeting of the
         Committee by means of conference telephone or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for purposes hereof, to be present in person at the meeting.

9.       The Committee shall keep minutes of its meetings which shall be submitted to the Board. The Committee may, from time to time, appoint any person who need not be a member, to act as a secretary at any meeting.

10.      The Committee may invite such officers, directors and employees of the
         Corporation and its subsidiaries as the Committee may see fit, from time to time, to attend at meetings of the Committee.

11.      Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose. Actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose. All decisions or recommendations of the Committee shall require the approval of the Board prior to implementation.

The Committee members will be elected annually at the first meeting of the Board following the annual general meeting of shareholders.

IV       RESPONSIBILITIES

A        FINANCIAL ACCOUNTING AND REPORTING PROCESS AND INTERNAL CONTROLS

1.       The Committee shall review the annual audited financial statements to satisfy itself that they are presented in accordance with applicable generally accepted accounting principles ("GAAP") and report thereon to the Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities. The Committee shall also review the interim financial statements. With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgments of management with management and the external auditors as and when the Committee deems it appropriate to do so. The Committee shall satisfy itself that the information contained in the annual audited financial statements is not significantly erroneous, misleading or incomplete and that the audit function has been effectively carried out.

2.       The Committee shall review any internal control reports prepared by management and the evaluation of such report by the external auditors, together with management's response.

3.       The Committee shall be satisfied that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, management's discussion and analysis and interim earnings press releases, and periodically assess the adequacy of these procedures.

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4.       The Committee shall review management's discussion and analysis relating to annual and interim financial statements and any other public disclosure documents, including interim earnings press releases, that are required to be reviewed by the Committee under any applicable laws before the Corporation publicly discloses this information.

5.       The Committee shall meet no less frequently than annually with the external auditors and the Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Corporation in charge of financial matters, to review accounting practices, internal controls and such other matters as the Committee, Chief Financial
         Officer or, in the absence of a Chief Financial Officer, the officer of the Corporation in charge of financial matters, deem appropriate.

6.       The Committee shall inquire of management and the external auditors about significant risks or exposures, both internal and external, to which the Corporation may be subject, and assess the steps management has taken to minimize such risks.

7.       The Committee shall review the post-audit or management letter containing the recommendations of the external auditors and management's response and subsequent follow-up to any identified weaknesses.

8.       The Committee shall ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting a corporate code of ethics for senior financial personnel.

9.       The Committee shall establish procedures for:

          (a)  the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting
               controls or auditing matters; and

          (b)  the confidential, anonymous submission by employees of the
               Corporation of concerns regarding questionable accounting or auditing matters.

10.       The Committee shall provide oversight to related party transactions entered into by the Corporation.

B         INDEPENDENT AUDITORS

1.        The Committee shall recommend to the Board the external auditors to be nominated, shall set the compensation for the external auditors, provide oversight of the external auditors and shall ensure that the external auditors report directly to the Committee.

2.        The Committee shall be directly responsible for overseeing the work of the external auditors, including the resolution of disagreements between management and the external auditors regarding financial reporting.

3.        The Committee shall pre-approve all audit and non-audit services not prohibited by law to be provided by the external auditors in accordance with this Charter.

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4.        The Committee shall monitor and assess the relationship between management and the external auditors and monitor, support and assure the independence and objectivity of the external auditors.

5.        The Committee shall review the external auditors' audit plan, including the scope, procedures and timing of the audit.

6.        The Committee shall review the results of the annual audit with the external auditors, including matters related to the conduct of the audit.

7.        The Committee shall obtain timely reports from the external auditors describing critical accounting policies and practices, alternative treatments of information within GAAP that were discussed with management, their ramifications, and the external auditors' preferred treatment and material written communications between the Corporation and the external auditors.

8.        The Committee shall review fees paid by the Corporation to the external auditors and other professionals in respect of audit and non-audit services on an annual basis.

9.        The Committee shall review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former auditors of the Corporation.

10.       The Committee shall monitor and assess the relationship between management and the external auditors and monitor and support the independence and objectivity of the external auditors.

C         OTHER RESPONSIBILITIES

The Committee shall perform any other activities consistent with this Charter and governing law, as the Committee or the Board deems necessary or appropriate.

                       NORTHWESTERN MINERAL VENTURES INC.

              PROCEDURES FOR RECEIPT OF COMPLAINTS AND SUBMISSIONS
                         RELATING TO ACCOUNTING MATTERS

1.       The Corporation shall inform employees on the Corporation's intranet, if there is one, or via a newsletter or e-mail that is disseminated to all employees at least annually, of the officer (the "COMPLAINTS
         OFFICER") designated from time to time by the Committee to whom complaints and submissions can be made regarding accounting, internal accounting controls or auditing matters or issues of concern regarding questionable accounting or auditing matters.

2.       The Complaints Officer shall be informed that any complaints or submissions so received must be kept confidential and that the identity of employees making complaints or submissions shall be kept confidential and shall only be communicated to the Committee or the
         Chair of the Committee.

3.       The Complaints Officer shall be informed that he or she must report to the Committee as frequently as such Complaints Officer deems appropriate, but in any event no less frequently than on a quarterly basis prior to the quarterly meeting of the Committee called to approve interim and annual financial statements of the Corporation.

4.       Upon receipt of a report from the Complaints Officer, the Committee shall discuss the report and take such steps as the Committee may deem appropriate.

5.       The Complaints Officer shall retain a record of a complaint or submission received for a period of six years following resolution of the complaint or submission.

                       NORTHWESTERN MINERAL VENTURES INC.

                  PROCEDURES FOR APPROVAL OF NON-AUDIT SERVICES

1.       The Corporation's external auditors shall be prohibited from performing for the Corporation the following categories of non-audit services:

          (a)  bookkeeping or other services related to the Corporation's accounting records or financial statements;

          (b)  financial information systems design and implementation;

          (c)  appraisal or valuation services, fairness opinion or
               contributions-in-kind reports;

          (d)  actuarial services;

          (e)  internal audit outsourcing services;

          (f)  management functions;

          (g)  human resources;

          (h)  broker or dealer, investment adviser or investment banking services;

          (i)  legal services;

          (j)  expert services unrelated to the audit; and (k) any other service that the Canadian Public Accountability Board determines is impermissible.

2.       In the event that the Corporation wishes to retain the services of the
         Corporation's external auditors for tax compliance, tax advice or tax planning, the Chief Financial Officer of the Corporation shall consult with the Chair of the Committee, who shall have the authority to approve or disapprove on behalf of the Committee, such non-audit services. All other non-audit services shall be approved or disapproved by the Committee as a whole.

3.       The Chief Financial Officer of the Corporation shall maintain a record of non-audit services approved by the Chair of the Committee or the
         Committee for each fiscal year and provide a report to the Committee no less frequently than on a quarterly basis.

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